UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CDW Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

12514G 108

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12514G 108	13G/A	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Providence Equity Partners VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,605,925 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,605,925 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,605,925 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 169,274,454 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Securities and Exchange Commission (the “Commission”) on November 6, 2015.

CUSIP No. 12514G 108	13G/A	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Providence Equity Partners VI-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,584,494 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,584,494 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,494 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 169,274,454 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Commission on November 6, 2015.

CUSIP No. 12514G 108	13G/A	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): PEP Co-Investors (CDW), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,079,112 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,079,112 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,079,112 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 169,274,454 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Commission on November 6, 2015.

CUSIP No. 12514G 108	13G/A	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Providence Equity GP VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,269,531 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,269,531 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,269,531 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 169,274,454 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Commission on November 6, 2015.

CUSIP No. 12514G 108	13G/A	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Providence Equity Partners VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,269,531 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,269,531 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,269,531 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 169,274,454 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Commission on November 6, 2015.

CUSIP No. 12514G 108	13G/A	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Providence Fund Holdco (Domestic ECI) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,269,531 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,269,531 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,269,531 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 169,274,454 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Commission on November 6, 2015.

CUSIP No. 12514G 108	13G/A	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Providence Managing Member L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,269,531 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,269,531 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,269,531 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 169,274,454 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Commission on November 6, 2015.

CUSIP No. 12514G 108	13G/A	Page 9 of 19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Glenn M. Creamer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,269,531 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,269,531 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,269,531 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 169,274,454 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Commission on November 6, 2015.

CUSIP No. 12514G 108	13G/A	Page 10 of 19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Jonathan M. Nelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,269,531 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,269,531 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,269,531 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 169,274,454 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Commission on November 6, 2015.

CUSIP No. 12514G 108	13G/A	Page 11 of 19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Paul J. Salem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,269,531 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,269,531 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,269,531 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 169,274,454 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Commission on November 6, 2015.

CUSIP No. 12514G 108	13G/A	Page 12 of 19 Pages

Item 1(a)	Name of Issuer:

CDW Corporation (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 75 Tri-State International, Lincolnshire, Illinois 60069.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: Providence Equity Partners VI L.P. (“PEP VI”), Providence Equity Partners VI-A L.P. (“PEP VI-A”), PEP Co-Investors (CDW), L.P. (“PEP Co-Investor”), Providence Equity GP VI L.P. (“PEP GP”), Providence Equity Partners VI L.L.C. (“PEP LLC”), Providence Fund Holdco (Domestic ECI) L.P. (“PEP Holdco”), Providence Managing Member L.L.C. (“PEP Managing Member”), Glenn M. Creamer, Jonathan M. Nelson and Paul J. Salem (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2016, a copy of which is attached as Exhibit A to this Statement on Schedule 13G (Amendment No. 2), pursuant to which the Reporting Persons agreed to file the Statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Providence Equity Partners VI L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

Item 2(c)	Citizenship:

PEP VI, PEP VI-A, PEP Co-Investor and PEP GP and PEP Holdco are limited partnerships organized under the laws of the State of Delaware. PEP LLC and PEP Managing Member are limited liability companies organized under the laws of the State of Delaware. Messrs. Creamer, Nelson and Salem are citizens of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

CUSIP No. 12514G 108	13G/A	Page 13 of 19 Pages

Item 2(e)	CUSIP Number:

12514G 108

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	In the aggregate, the Reporting Persons beneficially own 7,269,531 shares of Common Stock, by virtue of the 4,605,925 shares of Common Stock directly held by PEP VI, the 1,584,494 shares of Common Stock directly held by PEP VI-A and the 1,079,112 shares of Common Stock directly held by PEP Co-Investor.

PEP GP is the general partner of PEP VI, PEP VI-A. PEP LLC is the general partner of PEP GP. PEP Holdco is a member of PEP LLC. PEP Managing Member is the general partner of PEP Holdco. Glenn M. Creamer, Jonathan M. Nelson and Paul J. Salem are members of PEP Managing Member. As a result of these relationships, each of PEP GP, PEP LLC, PEP Holdco, PEP Managing Member, Mr. Creamer, Mr. Nelson and Mr. Salem has shared voting and dispositive power with respect to the shares of Common Stock directly held by PEP VI, PEP VI-A and PEP Co-Investor.

CUSIP No. 12514G 108	13G/A	Page 14 of 19 Pages

(b)	In the aggregate, the Reporting Persons beneficially own 7,269,531 shares of Common Stock, or 4.3% of the total number of shares of Common Stock outstanding, by virtue of the 4,605,925 shares of Common Stock directly held by PEP VI, the 1,584,494 shares of Common Stock directly held by PEP VI-A and the 1,079,112 shares of Common Stock directly held by PEP Co-Investor.

All percentages calculated in this Schedule 13G are based upon an aggregate of 169,274,454 shares of Common Stock outstanding as of October 31, 2015 as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Commission on November 6, 2015.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class:

As of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the total shares of Common Stock.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

CUSIP No. 12514G 108	13G/A	Page 15 of 19 Pages

Item 8	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

PROVIDENCE EQUITY PARTNERS VI L.P.

By:	Providence Equity GP VI L.P.
Its:	General Partner

By:	Providence Equity Partners VI L.L.C.
Its:	General Partner

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Its:	General Counsel & Chief Compliance Officer

PROVIDENCE EQUITY PARTNERS VI-A L.P.

By:	Providence Equity GP VI L.P.
Its:	General Partner

By:	Providence Equity Partners VI L.L.C.
Its:	General Partner

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Its:	General Counsel & Chief Compliance Officer

PEP CO-INVESTORS (CDW), L.P.

By:	Providence Equity GP VI L.P.
Its:	General Partner

By:	Providence Equity Partners VI L.L.C.
Its:	General Partner

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Its:	General Counsel & Chief Compliance Officer

PROVIDENCE EQUITY GP VI L.P.

By:	Providence Equity Partners VI L.L.C.
Its:	General Partner

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Its:	General Counsel & Chief Compliance Officer

PROVIDENCE EQUITY PARTNERS VI L.L.C.

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Its:	General Counsel & Chief Compliance Officer

PROVIDENCE FUND HOLDCO (DOMESTIC ECI) L.P.

By:	Providence Managing Member L.L.C.
Its:	General Partner

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Its:	General Counsel & Chief Compliance Officer

PROVIDENCE MANAGING MEMBER L.L.C.

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Its:	General Counsel & Chief Compliance Officer

/s/ Glenn M. Creamer
By:	Glenn M. Creamer

/s/ Jonathan M. Nelson
By:	Jonathan M. Nelson

/s/ Paul J. Salem
By:	Paul J. Salem

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of CDW Corporation may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 12, 2016

PROVIDENCE EQUITY PARTNERS VI L.P.

By:	Providence Equity GP VI L.P.
Its:	General Partner

By:	Providence Equity Partners VI L.L.C.
Its:	General Partner

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Title:	General Counsel & Chief Compliance Officer

PROVIDENCE EQUITY PARTNERS VI-A L.P.

By:	Providence Equity GP VI L.P.
Its:	General Partner

By:	Providence Equity Partners VI L.L.C.
Its:	General Partner

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Title: General Counsel & Chief Compliance Officer

PROVIDENCE EQUITY GP VI L.P.

By:	Providence Equity Partners VI L.L.C.
Its:	General Partner

By:	/s/ Roman A. Bejger
Name: Roman A. Bejger
Title: General Counsel & Chief Compliance Officer

PROVIDENCE EQUITY PARTNERS VI L.L.C.

By:	/s/ Roman A. Bejger
Name: Roman A. Bejger
Title: General Counsel & Chief Compliance Officer

PROVIDENCE FUND HOLDCO (DOMESTIC ECI) L.P.

By:	Providence Managing Member L.L.C.
Its:	General Partner

By:	/s/ Roman A. Bejger
Name: Roman A. Bejger
Title: General Counsel & Chief Compliance Officer

PROVIDENCE MANAGING MEMBER L.L.C.

By:	/s/ Roman A. Bejger
Name: Roman A. Bejger
Title: General Counsel & Chief Compliance Officer

/s/ Glenn M. Creamer
By: Glenn M. Creamer

/s/ Jonathan M. Nelson
By: Jonathan M. Nelson

/s/ Paul J. Salem By: Paul J. Salem